September 12, 2019

Timothy Conte
Chief Executive Officer
Pacific Sports Exchange Inc.
25188 Marion Ave, Suite B108
Punta Gorda, Florida 33950

       Re: Pacific Sports Exchange Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 5,2019
           File No. 333-230690

Dear Mr. Conte:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2019 letter.

Form S-1 Amendment No. 3 filed September 5, 2019

Executive Compensation, page 27

1. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance
       and Disclosure Interpretation 117.05.
     You may contact Bill Thompson, at (202)551-3344 if you have questions regarding comments on the financial statements and related matters.
 Timothy Conte
Pacific Sports Exchange Inc.
September 12, 2019
Page 2

       Please contact Scott Anderegg, Staff Attorney, at (202)551-3342 or Lilyanna Peyser,
Special Counsel, at (202)551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameTimothy Conte
                                                          Division of
Corporation Finance
Comapany NamePacific Sports Exchange Inc.
                                                          Office of Consumer
Products
September 12, 2019 Page 2
cc:       Robert J. Burnett
FirstName LastName